BofA FUNDS SERIES TRUST

100 FEDERAL STREET

BOSTON, MA 02110

Writer’s Direct Contact

(617) 772-3265

January 19, 2011

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	BofA Funds Series Trust (the “Registrant”)

Registration Nos. 33-163352; 811-22357

Dear Ms. Hatch:

We are writing to respond to the comments that you provided to us by telephone on January 3, 2011 in connection with the Form N-CSR filed on November 3, 2010 by the above-referenced Registrant for its series (each a “Fund” and collectively, the “Funds”). These comments are set forth below, each of which is followed by our response.

Comment 1:

In the “Notes to Investment Portfolio” in a Fund’s August 31, 2010 Annual Report, clarify in the following sentence that all of the securities are in fact Level 2 securities: “The Fund’s assets assigned to the Level 2 input category represent certain short-term obligations which are valued using amortized cost, an income approach which converts future cash flows to a present value based upon the discount or premium at purchase.”

Response 1:

Going forward, in the “Notes to Investment Portfolio”, to the extent applicable, the Registrant will clarify in the sentence referenced in Comment 1 that all of the securities are Level 2 securities by replacing the above-referenced sentence with the following: “The Fund’s assets are assigned to the Level 2 input category which represents short-term obligations which are valued using amortized cost, an income approach which converts future cash flows to a present value based upon the discount or premium at purchase.”

Comment 2:

In the Note to the Financial Statements entitled “Fees and Compensation Paid to Affiliates” included in a Fund’s August 31, 2010 Annual Report, in the sentence that reads “BofA is entitled to recover from the Fund any fees waived and/or expenses reimbursed for a three year period following the date of such waiver and/or reimbursement if such recovery does not cause the Fund’s total operating expenses to exceed the expense limitation in effect at the time of the recovery”, clarify that BofA will not “recoup” more than the amount of committed expenses in any prior year regardless of the amount of the current expense commitment.

Response 2:

This change will be made in the Registrant’s future Notes to Financial Statements. Specifically, the Registrant will replace “of the recovery” at the end of the sentence referenced above in Comment 2 with “the expenses to be recovered were incurred.”

Comment 3:

In Note 6 entitled “Line of Credit” to the Financial Statements included in the August 31, 2010 Annual Report for Government Reserves, confirm that the reference to February 28, 2010 in the following sentence actually should have been a reference to August 31, 2010: “For the year ended February 28, 2010, the Fund did not borrow under these arrangements.”

Response 3:

The Registrant hereby confirms that the reference to February 28, 2010 in the sentence noted above in Comment 3 should actually have been to August 31, 2010.

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s Form N-CSR filing that is the subject of this letter. Registrant acknowledges that staff comments or, as applicable, changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Peter T. Fariel
Peter T. Fariel Secretary BofA Funds Series Trust

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